SECURI............................N
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | January 31, 2007 |
| Estimated average burden hours per response......12.00 | |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8-38591 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___AND ENDING___12/31/04___
<br>MM/DD/YY         MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

---

NAME OF BROKER-DEALER: AFFINA BROKERAGE SERVICES LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Midland Avenue, Suite 101
<br>(No. and Street)

Rye        NY        10580
<br>(City)       (State)       (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
<br>(914) 921-1780
<br>(Area Code – Telephone Number)

---

## B. ACCOUNTANT IDENTIFICATION

---

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Feeney, CPA, PC
<br>(Name – *if individual, state last, first, middle name*)

1495 Black Rock Turnpike     Fairfield     CT     06825
<br>(Address)         (City)        (State)        (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
<br>☐ Public Accountant
<br>☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFINA BROKERAGE SERVICES, LLC
(A Wholly-owned Subsidiary of USAlliance
Federal Credit Union)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: January 31, 2007 |
| Estimated average burden hours per response......12.00 |

| SEC FILE NUMBER |
| --- |
| 8- |

**FACING PAGE**
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/04___ AND ENDING___12/31/04___
                                                          MM/DD/YY                                     MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| | OFFICIAL USE ONLY |
| --- | --- |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| | FIRM I.D. NO. |
| --- | --- |

600 Midland Avenue, Suite 101
                                                (No. and Street)

Rye                                        NY                        10580
(City)                                   (State)                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
                                                                                        (914) 921-1780
                                                                   (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David E. Feeney, CPA, PC
                          (Name – If individual, state last, first, middle name)

1495 Black Rock Turnpike        Fairfield                CT                06825
(Address)                                (City)                      (State)            (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, __John Walsh_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Affina Brokerage Services, LLC_____, as of __December 31_____, 20_04___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

ROBERT M. GILE
Notary Public State of New York
No. 4607893
Qualified in Dutchess County
Commission Expires Oct. 31, 2065

Notary Public

_____
Signature

Chief Operating Officer
Title

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

# CONTENTS

# David E. Feeney, CPA, PC

1496 Black Rock Turnpike, Fairfield, CT  06825          Tel: (203) 368-1254   Fax: (203) 368-1283

## INDEPENDENT AUDITOR'S REPORT

January 27, 2005


The Manager
Affina Brokerage Services, LLC


Manager:

I have audited the accompanying statement of financial condition of Affina Brokerage Services, LLC (a wholly-owned subsidiary of USAlliance Federal Credit Union) as of December 31, 2004. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Affina Brokerage Services, LLC as of December 31, 2004, in conformity with accounting principles generally accepted in United States of America.

David E. Feeney, CPA, PC

3

## AFFINA BROKERAGE SERVICES, LLC
### (A Wholly-Owned Subsidiary of USAlliance Federal Credit Union)
### STATEMENT OF FINANCIAL CONDITION
### FOR THE YEAR ENDED DECEMBER 31, 2004

### ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents, of which $5,273 is on deposit with the parent company | $ | 250,016 |
| Certificates of deposits, at market value | | 496,000 |
| Interest receivable and other assets | | 21,136 |
| Interest bearing cash deposit with clearing organization | | 101,309 |
| Receivable due from parent company | | 40,776 |
| Prepaid Expenses | | 32,397 |
| Equipment, Less accumulated depreciation of $2,323 | | 9,244 |
| Total Assets | $ | 950,878 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| Accounts payable and accrued expenses, including $6,393 payable to parent | $ | 25,060 |
| **Member's equity** | | |
| Contributed capital | | 856,727 |
| Retained earnings | | 69,091 |
| Total Stockholder's Equity | | 925,818 |
| Total Liabilities and Stockholder's Equity | $ | 950,878 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1: THE COMPANY

Affina Brokerage Services, LLC (the Company) is a one member limited liability company and a wholly-owned subsidiary of USAlliance Federal Credit Union (USAlliance). The Company receives commissions for executing and clearing trades for USAlliance, which acts as nominee for its members. Additionally, the Company receives commission from other customers for whom it acts as an introductory broker on a fully-disclosed basis. The Company also provides to USAlliance certain portfolio administrative functions for which the Company receives a monthly administrative fee of $5,000 and reimbursement for a percentage of its personnel costs and other costs. See Also Note 2.

## NOTE 2: RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the following revenue was earned from transactions with USAlliance: Administrative fee of $321,538; and Interest income of $103. The administrative fees paid to the Company are pursuant to a "Support Services Agreement" between the Company and USAlliance. The agreement became effective October 31, 2000, and can be terminated by either party upon giving 60 days notice.

The agreement also requires that USAlliance provide the Company with accounting support, office space and furniture for a monthly fee of $1,370. During the year ended December 31, 2004, the Company paid USAlliance $16,440 in accordance with this provision of the agreement.

**AFFINA BROKERAGE SERVICES, LLC**
**(A Wholly-owned Subsidiary of USAlliance**
**Federal Credit Union)**
**NOTES TO STATEMENT OF FINANCIAL CONDITION**

## NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Set forth below are the significant accounting policies of the Company:

- Securities transactions, and the related commissions, revenues and expenses, are recorded on a trade date basis.

- Securities owned are valued at market and unrealized gains and losses are reflected in income.

- For purposes of the statement of cash flows, the Company considers all highly liquid investments with an initial maturity of sixty days or less to be cash equivalents.

- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 4: CASH AND CERTIFICATES OF DEPOSIT

Included in cash are $37,758, $2,217 and $204,768 deposits with three unrelated financial institutions. The Company has one $100,000 and four $99,000 certificates of deposit with five unrelated financial institutions. The Federal Deposit Insurance Corporation or National Credit Union Share Insurance insures the first $100,000 of any deposit, or certificate of deposit, at any of these financial institutions, including the cash on deposit at USAlliance.

## NOTE 5: EMPLOYEE BENEFITS

The Company's employees participate in a non-contributory, defined benefit pension plan sponsored by USAlliance. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service with USAlliance and the Company and compensation levels at retirement. Employer contributions to the plan reflect benefits attributed to employees' services to date, including time as an employee of USAlliance, as well as services expected to be earned in the future.

The Company's employees are also allowed to participate in a 401(k) pension plan (sponsored by USAlliance) that allows the Company's employees to defer a portion of their salary into the 401(k) plan. The Company matches a portion of employees' wage reductions. Costs of both pension plans are accrued and funded on a current basis. The defined benefit pension and 401(k) plans costs for the year ended December 31, 2004 were $22,700 and $7,225, respectively. At December 31, 2004, USAlliance has a prepaid pension cost.

## NOTE 6: NET CAPITAL REQUIREMENTS

Pursuant to the basic uniform net capital provisions, the Company is required to maintain a minimum net capital, as defined, under such provisions of $250,000. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2004, the Company's net capital is $840,770, net capital requirement is $250,000, and ratio of aggregate indebtedness to net capital is .0298 to 1.

## NOTE 7: PROVISION FOR INCOME TAXES

The Company has elected disregarded-entity-status for federal and state income tax purposes and, therefore, pays no tax at the entity level.